EXHIBIT 2.2

EXECUTION VERSION
Dated 13 July 2015
MACDERMID PERFORMANCE ACQUISITIONS LTD and PLATFORM SPECIALTY PRODUCTS CORPORATION and ALENT PLC
CO-OPERATION AGREEMENT relating to the takeover offer for the entire issued and to be issued share capital of Alent plc
Linklaters

One Silk Street London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref: L-237541

Contents		Page
1	Interpretation	2
2	Effective date and terms of the acquisition	6
3	Undertakings relating to Clearances and Conditions	6
4	Documentation	9
5	Qualifications	9
6	Implementation and switching	10
7	Share Plan	12
8	Break Fee	13
9	Revisions to the Acquisition	14
10	Directors’ and Officers’ Insurance	14
11	Termination	15
12	Representations and Warranties	16
13	Takeover Code	17
14	Notices	17
15	Further Assurances	18
16	Remedies and Waivers	18
17	Invalidity	18
18	No Partnership	19
19	Time of Essence	19
20	Third Party Rights	19
21	Variation	19
22	Whole Agreement	19
23	Assignment	19
24	Announcements	20
25	Costs and Expenses	20
26	Counterparts	20
27	Governing Law and Submission to Jurisdiction	20

i

28	Appointment of Process Agent	21

ii

This Agreement is made on 13 July 2015 between:

(1)	Platform Specialty Products Corporation a company incorporated in the United States of America whose registered office is at 1450 Centrepark Boulevard, Suite 210, West Palm Beach, Florida 33401 (“Platform”);
(2)	MacDermid Performance Acquisitions Ltd a company incorporated in England and Wales, whose registered office is at 198 Golden Hillock Road, Birmingham, B11 2PN (“Bidco” or the “Offeror”); and
(3)	Alent plc a company incorporated in England and Wales whose registered office is at Forsyth Road, Sheerwater, Woking, Surrey, GU21 5RZ (the “Company”).
Whereas:
(A)	The Offeror intends to announce a takeover offer for the entire issued and to be issued share capital of the Company to be implemented by way of a Scheme or, to the extent permitted in Clause 6, by way of an Offer on the terms and subject to the conditions set out in the Offer Announcement.
(B)	The parties are entering into this Agreement to set out certain mutual commitments to implement the Acquisition and certain matters relating to the conduct of the business of the Company and its Group.
It is agreed as follows:
1	Interpretation
In this Agreement, unless the context otherwise requires:
1.1	Definitions:
“Act” means the Companies Act 2006;
“Acceptance Condition” has the meaning given to it in Clause 6.12.1;
“Acquisition” means the proposed acquisition by Bidco of the entire issued and to be issued ordinary share capital in the Company which is to be effected by means of a Scheme or, to the extent permitted in Clause 6, by means of an Offer;
“Advisers” in relation to Platform and the Offeror means Credit Suisse Securities (Europe) Limited, Credit Suisse (US) LLC, Slaughter and May, Greenberg Traurig LLP, Cleary Gottlieb Steen & Hamilton and Paul, Weiss, Rifkind, Wharton & Garrison LLP and in relation to the Company means N M Rothschild & Sons Limited, UBS AG and Linklaters LLP;
“Agreed Switch” has the meaning given to it in Clause 6.9.1;
“Authority” means any Tax Authority or Regulatory Authority and any other regulatory authority (in each case) whose consent, or with whom a submission, filing or notification, is necessary in order to satisfy the Conditions;
“Break Fee” has the meaning given to it in Clause 8.1;
“Break Fee Event” has the meaning given to it in Clause 8.1;
“Business Day” means any day which is not a Saturday, a Sunday or a public holiday in England or the United States;

“Clearances” means all consents, clearances, permissions and waivers that are required to be obtained or are desirable, all filings that are required to be made or are desirable and all waiting periods that may need to have expired, from or under the laws, regulations or practices applied by any relevant Authority in connection with the implementation of the Acquisition; and any reference to any Condition relating to Clearances having been “satisfied” shall be construed as meaning that the foregoing have been obtained or, where appropriate, made or expired in accordance with the relevant Condition;
“Code” means the City Code on Takeovers and Mergers as from time to time amended and interpreted by the Panel;
“Company Group” means the Company and its subsidiaries and subsidiary undertakings;
“Company Information” means information relating to the Company, any member of the Company Group and all other information in the Scheme Document that is not Platform Information;
“Company Shareholders” means the holders of Company Shares;
“Company Share Plan” has the meaning given in the Offer Announcement;
“Company Shares” means the entire issued and to be issued ordinary share capital of the Company;
“Conditions” means the conditions to the implementation of the Acquisition set out in Appendix 1 to the Offer Announcement and “Condition” means any one of them;
“Competition Law” means Chapters I and II of the Competition Act 1998, Section 188 of the Enterprise Act 2002, Articles 101 and 102 of the Treaty on the Functioning of the European Union, Council Regulation 1/2003/EC, Council Regulation 139/2004/EC, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and any other law or regulation in any jurisdiction relating to fair competition, anti-trust, monopolies, merger control or similar matters;
“Consideration Shares” means the common stock in Platform, each of $0.01 par value per share, proposed to be allotted and issued to Company Shareholders pursuant to the Acquisition;
“Court” means the High Court of Justice in England and Wales;
“Court Hearing” means the hearing of the Court to sanction the Scheme to be held on such date as the parties may agree;
“Court Meeting” means the meeting of the Company Shareholders to be convened pursuant to section 896 of the Act for the purpose of considering, and if thought fit, approving the Scheme;
“Court Order” means the order of the Court sanctioning the Scheme under Section 899 of the Act, to be granted at the Court Hearing;
“Effective Date” means the date upon which:
(i)	the Scheme becomes effective in accordance with its terms; or
(ii)	if the Offeror elects to implement the Acquisition by means of an Offer in accordance with the terms of this Agreement, the Offer becomes or is declared unconditional in all respects;

“General Meeting” means the general meeting (including any adjournment thereof) of the Company Shareholders to be convened for the purpose of considering, and if thought fit approving, the shareholder resolutions necessary to implement the Scheme;
“Group” means, in relation to any person, its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company;
“Listing Condition” means the condition set out in paragraph 2 of Appendix 1 of the Offer Announcement;
“Long Stop Date” means 13 July 2016;
“Offer” means a takeover offer (as defined in Section 974 of the Act) governed by the Code to be made if the Acquisition is implemented by way of a contractual takeover offer;
“Offer Announcement” means the offer announcement in relation to Bidco’s firm intention to make the Acquisition under Rule 2.7 of the Code in the agreed form and initialled for the purposes of identification by the Company (or its lawyers) and the Offeror (or its lawyers);
“Offer Document” means the document despatched to (amongst others) the Company Shareholders under which any Offer would be made;
“Panel” means the Panel on Takeovers and Mergers;
“Platform Group” means Platform and its subsidiary undertakings;
“Platform Information” means information relating to Platform, the Platform Group, any member of the Platform Group (including Bidco) or in each case any of its or their directors;
“Registration Statement” has the meaning given to it in Clause 6.10;
“Regulatory Authority” means any court or competition, antitrust, national, supranational or supervisory body or other government, governmental, trade or regulatory agency or body, in each case in any jurisdiction and including, without limitation, the Panel and the UK Listing Authority, but excluding any Tax Authority;
“Regulatory Conditions” means the Conditions relating to regulatory matters, in particular obtaining the necessary approvals from the relevant Regulatory Authorities;
“Scheme” means the proposed scheme of arrangement under Part 26 of the Act between the Company and the Company Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and the Offeror, under which the Acquisition is proposed to be implemented;
“Scheme Document” means the document to be despatched to the Company Shareholders setting out the full terms of the Scheme;
“Tax Authority” means any taxing or other authority competent to impose any liability in respect of taxation or responsible for the administration and/or collection of taxation or enforcement of any law in relation to taxation;
“Transaction Price” has the meaning set out in the Offer Announcement;
“UK Listing Authority” means the FCA acting in its capacity as the competent authority for listing in the United Kingdom for the purposes of Part VI of the Financial Services and Markets Act 2000; and

“VAT” means, within the European Union, such taxation as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC and, outside the European Union, any taxation levied by reference to added value or sales.
1.2	Offer Announcement
Terms used but not defined expressly in this Agreement shall, unless the context otherwise requires, have the meaning given to them in the Offer Announcement. In case of inconsistency, the definitions set out in this Agreement shall take precedence.
1.3	Clauses
References to this Agreement shall include any Recitals and references to Clauses are to clauses of this Agreement. References to paragraphs are to paragraphs of this Agreement.
1.4	Singular, plural, gender
References to one gender include all genders and references to the singular include the plural and vice versa.
1.5	References to persons and companies
References to:
1.5.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and
1.5.2	a company shall include any company, corporation or any body corporate, wherever incorporated.
1.6	References to subsidiaries and holding companies
References to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established. The words “holding company”, “subsidiary” and “subsidiary undertaking” shall have the same meaning in this Agreement as their respective definitions in the Act, as applicable.
1.7	The Code
When used in this Agreement, the expressions “acting in concert”, “concert parties”, “control” and “offer” shall be construed in accordance with the Code.
1.8	Modification of Statutes
References to a statute or statutory provision include:
1.8.1	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;
1.8.2	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and
1.8.3	any subordinate legislation made from time to time under that statute or statutory provision which is in force at the date of this Agreement.
1.9	Time of Day
References to times of day are to London time, unless otherwise stated.

1.10	Amendments
A reference to any other document referred to in this Agreement is a reference to that other document as amended, revised, varied, novated or supplemented at any time.
1.11	Headings
Headings shall be ignored in construing this Agreement.
1.12	Information
References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.
1.13	Legal terms
References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.
1.14	Non-limiting effect of words
The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.
1.15	Reasonable endeavours
Where the words “reasonable endeavours” are used in this Agreement in relation to the performance of any act by a party, such party shall be required to take only those steps in performing such act as are commercially reasonable having regard to such party’s circumstances at the time.
2	Effective date and terms of the acquisition
2.1	The obligations of the parties under this Agreement, other than this Clause 2 and Clauses 12, 14 and 16 to 28 (inclusive), shall be conditional on the release of the Offer Announcement via a Regulatory Information Service at or before 9.00 a.m. on 13 July 2015, or such other date and time as may be agreed by the parties. Clauses 2, 12, 14 and 16 to 28 (inclusive) shall take effect on and from the date of this Agreement.
2.2	The principal terms of the Acquisition shall be as set out in the Offer Announcement and such other terms as may be agreed by Bidco and the Company in writing and, where required by the Code, approved by the Panel. The terms of the Acquisition at the date of posting of the Scheme Document shall be set out in the Scheme Document. Should the Offeror elect to implement the Acquisition by way of an Offer in accordance with this Agreement, the terms of the Acquisition shall be set out in the Offer Document.
3	Undertakings relating to Clearances and Conditions
3.1	Each of Platform and Bidco undertakes to work co-operatively and reasonably with the Company and its Advisers to satisfy the Regulatory Conditions and, to the extent permitted by law or regulation, in particular to (to the extent that such steps have not already been taken prior to the date hereof):

3.1.1	provide, or procure the provision of, to the Company (or its Advisers) draft copies of all filings, notifications, submissions and communications to be made to any Regulatory Authority by or on behalf of the Offeror in relation to obtaining any Clearance (except for communications that are immaterial or administrative or logistical in nature), at such time as will allow the Company a reasonable opportunity to provide comments on such filings, notifications, submissions and communications before they are submitted or sent;
3.1.2	take into account such comments made by the Company as are reasonable and have been communicated to Platform and/or the Offeror in a timely manner on such filings, notifications, submissions and communications;
3.1.3	promptly provide the Company (or its legal advisers) with copies of all filings, notifications, submissions and communications (except for communications that are immaterial or administrative or logistical in nature) in the form submitted or sent to any Regulatory Authority by or on behalf of the Offeror in relation to obtaining any Clearance;
3.1.4	unless prohibited by the relevant Regulatory Authority, give the Company reasonable prior notice of and, where reasonably requested by the Company, allow persons nominated by the Company to attend all meetings and/or telephone calls with any Regulatory Authority in connection with the obtaining of all requisite Clearances and the implementation of the Acquisition and to make reasonable oral submissions during such meetings and/or telephone calls;
3.1.5	keep the Company informed as soon as is reasonably practicable of developments which are or may be material to the obtaining of any Clearances and/or the satisfaction of the Regulatory Conditions, including (without limitation) those arising from any dealings with any Regulatory Authority and communications with third parties; and
3.1.6	notify promptly the Company of and provide copies of any communications (except for communications that are immaterial or administrative or logistical in nature) from any Regulatory Authority in relation to obtaining any Clearances.
3.2	Each of Platform and Bidco agree to use its commercially reasonable best efforts to satisfy the Regulatory Conditions as soon as possible after the date of this Agreement and, in any event, by no later than the Long Stop Date, and such steps will, if necessary, include each of Platform and/or the Offeror using its commercially reasonable best efforts to contest and resist any action or proceeding, including any administrative or judicial action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect, and that restricts, prevents or prohibits consummation of the Acquisition prior to the Long Stop Date, including pursuing administrative and judicial appeal.
3.3	Except with the prior written consent of the Company (not to be unreasonably withheld or delayed) and other than in relation to the acquisition by Platform of the Electronic Chemicals and Photomasks businesses of OM Group, Inc., neither Platform nor Bidco shall, and Platform shall procure that no member of the Platform Group will, enter into any transaction or any agreement to effect any merger, acquisition or joint venture relating to a business that is a direct competitor of the Company and which would reasonably be expected to prevent the Acquisition from occurring on or before the Long Stop Date or enable the Offeror to invoke any of the Regulatory Conditions so as to cause the Acquisition to lapse.
3.4	The Platform Group shall be responsible for paying any filing, administrative or other merger notice fees levied by any Regulatory Authority for the purpose of obtaining the Clearances, unless such fees are payable by the Company as specified by applicable local laws and regulations.
3.5	Each of Platform and Bidco, respectively, confirms that it is not aware any circumstance which would provide it with sufficient grounds for it to be able to invoke any of the Regulatory Conditions.
3.6	No party shall, without the prior written consent of the others:
3.6.1	request a referral to the European Commission pursuant to Article 4(5) of Council Regulation (EC) No 139/2004 (as amended) (the “Regulation”). The parties each undertake to take all reasonable action to resist a referral to the European Commission pursuant to Article 22 of the Regulation; or
3.6.2	elect to notify the Acquisition to the United Kingdom Competition and Markets Authority under section 96 of the Enterprise Act 2002.
3.7	Subject to Clause 3.8, the Company undertakes to Platform and Bidco to use reasonable efforts to make, as promptly as reasonably practicable in the circumstances and, in any event, within any relevant time limit, all such notifications to, and filings with, all appropriate Regulatory Authorities as are required by any applicable law to be made by the Company and which are necessary or expedient for the implementation of the Acquisition, and undertakes to reasonably co-operate with the Platform Group and to provide reasonable assistance to the Platform Group in communicating with any Regulatory Authority and complying with its undertakings pursuant to this Clause 3.7 for the purposes of obtaining all Clearances, including:
3.7.1	providing the Offeror with all information or documents reasonably requested and necessary for the purpose of making a submission, filing or notification to any relevant Regulatory Authority in relation to the Acquisition as soon as reasonably practicable;
3.7.2	keeping the Offeror informed, as soon as is reasonably practicable, of developments of which it is or becomes aware which are or may be material to the obtaining of any Clearances and/or the satisfaction of the Regulatory Conditions, including (without limitation) any relevant dealings with any Regulatory Authority or communications with third parties; and
3.7.3	notifying promptly the Offeror of, and providing copies of, any material communications from any Regulatory Authority in relation to obtaining any Clearances, provided that nothing in this Clause 3.7 shall require the directors of the Company to:
(i)	maintain their recommendation of the Acquisition;
(ii)	(in the event that the Acquisition proceeds by way of Scheme) adjourn or seek to adjourn (or refrain from adjourning or seeking to adjourn) any shareholder meeting or court hearing which has been or will be convened in relation to the Acquisition or any other acquisition of the Company; or
(iii)	(in the event that the Acquisition proceeds by way of Scheme) (without prejudice to any other obligation the Company has under this Agreement) make any change (or refrain from making any change) to the timetable for implementing the Acquisition or any other acquisition of the Company.
3.8	The Company shall not be required to make any notifications to, or filings with, Regulatory Authorities in relation to the Acquisition pursuant to Clause 3.7 if at any time the Offeror would be entitled to terminate this Agreement by service of written notice on the Company pursuant to any of Clauses 11.1(f), 11.1(g) or 11.1(h), notwithstanding that such written notice has not been served.
4	Documentation
4.1	Each of Platform and the Offeror agrees:
4.1.1	to provide promptly to the Company all such information about itself, the Platform Group and its and their directors as may be reasonably requested and which is reasonably required by the Company (having regard to the Code, the Act and applicable regulations) for the purpose of inclusion in the Scheme Document (including all information that would be required under the Code or applicable regulations);
4.1.2	to provide all other assistance which may be reasonably required for the preparation of the Scheme Document including access to, and ensuring that reasonable assistance is provided by, the relevant professional advisers;
4.1.3	to procure that the relevant persons accept responsibility for all information in the Scheme Document relating to Platform, Bidco, the Platform Group and its and their directors for which they are required to accept responsibility under the Code; and
4.1.4	that, if any supplemental circular or document is required to be published in connection with the Scheme or any variation or amendment to the Scheme is required to be made to the Scheme, it shall promptly (subject to the Offeror having provided its prior written consent to such supplemental circular or document or such variation or amendment) provide such co-operation and information reasonably necessary to comply with all regulatory provisions as the Company may reasonably request in order to finalise such document.
5	Qualifications
5.1	Nothing in Clauses 3 and 4 shall require any party to provide or disclose to the other parties any information:
5.1.1	that is commercially or competitively sensitive or confidential information related to its business and/or any member of its Group which is not relevant to the Acquisition or any Clearance;
5.1.2	in circumstances that would result in the loss or waiver of any privilege that subsists in relation to such information (including legal privilege); or
5.1.3	in circumstances that would result in that party being in breach of law, regulation, a court order or a material contractual obligation to which it is subject.

5.2	Where any of the circumstances set out in Clause 5.1 apply, each party will (subject always to Clause 5.1) use reasonable endeavours to agree proposals for the disclosure of such information and it may redact such information from any documents required to be shared with the other parties under Clauses 3 and 4 and/or take reasonable steps to procure that such information is not shared with the other parties, including, where relevant, providing such information to the other parties’ legal counsel (and to the extent reasonably necessary, its other Advisers) on an “external counsel only” basis or directly to a Regulatory Authority (with a non-confidential version of any relevant filing, submission or communication being provided to the other parties) or pursuant to additional procedures agreed between the parties to ensure compliance with Competition Law.
6	Implementation and switching
6.1	The Offeror undertakes to confirm in writing to the Company prior to the Court Hearing that either: (i) it has, where permissible, waived or treated as satisfied each Condition (other than the Listing Condition); or (ii) to the extent permitted by the Panel, it intends to invoke or treat as incapable of satisfaction each or any Condition. If Platform or the Offeror is aware of any fact, matter or circumstance that would allow any of the Conditions to be invoked, Platform or the Offeror (as applicable) shall inform the Company as soon as reasonably practicable, and the Offeror and the Company shall use their reasonable endeavours to procure that the Court Hearing is postponed for a period of up to three Business Days (or such further period as the parties may agree) to allow for the investigation of such fact, matter or circumstance. Following the conclusion of such investigation, the Offeror shall either confirm that the relevant Condition has been satisfied or waived or, if permitted by the Panel, invoke the relevant Condition.
6.2	For so long as the Acquisition is implemented by way of the Scheme, the Offeror (and, to the extent required, Platform) shall, through Counsel, agree to be bound by and consent to the terms of the Scheme, to the extent that all of the Conditions (other than the Listing Condition) have been satisfied or waived prior to or on the date of the Court Hearing.
6.3	Platform shall use all reasonable endeavours to cause all Consideration Shares which are to be issued to Company Shareholders pursuant to the Scheme or Offer (as the case may be) to be approved for listing, and listed, on the New York Stock Exchange, subject to official notice of issuance.
6.4	For so long as the Acquisition is being implemented by way of the Scheme, the Offeror and Platform shall use all reasonable endeavours to cause all Consideration Shares issued to Company Shareholders upon the Scheme becoming effective to be issued in reliance on the exemption from the registration requirements of the Securities Act, provided by Section 3(a)(10) of the Securities Act and in reliance on exemptions from registration under state "blue sky" or securities laws.
6.5	Platform shall procure that the Consideration Shares to be issued to Company Shareholders pursuant to the Scheme or the Offer (as the case may be) shall be credited as fully paid and rank pari passu with each other and all other shares of Platform common stock issued and outstanding, save to the extent expressly provided otherwise in the Offer Announcement or as otherwise agreed between the parties to this Agreement.
6.6	Platform and the Offeror agree that, prior to completion of the Acquisition, the directors of the Company will be entitled to recommend to Company Shareholders (if they see fit), and (subject to such resolution of the directors) the Company Shareholders will be entitled to resolve and be paid by the Company a final dividend in respect of the full year ending 31 December 2015 without any reduction in the Transaction Price payable under the Acquisition, provided that:
6.6.1	the amount of such dividend shall not exceed 6.45 pence per Company Share;
6.6.2	the relevant annual general meeting shall not be held prior to 1 May 2016;
6.6.3	the payment date for such dividend shall be set no earlier than 1 June 2016; and
6.6.4	the resolution at the relevant annual meeting in respect of such dividend shall provide that the dividend shall be payable on the relevant payment date only if the Effective Date has not occurred prior to that date, a dividend that is permissible under this Clause 6.6 being the “2015 Final Dividend” and the parties agree that the 2015 Final Dividend shall not contravene Rule 21 of the Code.
6.7	If any dividend or other distribution is authorised, declared, made or paid in respect of the Company Shares on or after the date of the Offer Announcement and prior to the Effective Date, other than the 2015 Final Dividend, or in excess of the 2015 Final Dividend, Platform and the Offeror reserve the right to reduce the Transaction Price by the amount of all or part of any such excess, in the case of the 2015 Final Dividend, or otherwise by the amount of all or part of any such dividend or other distribution.
6.8	The Company and the Offeror agree that the General Meeting shall consider a resolution proposing an amendment to the articles of association of the Company by the adoption and inclusion of a new article under which any Company Shares issued or transferred after the General Meeting (including any Company Shares transferred or issued pursuant to the vesting or exercise of awards under the Company Share Plan) shall either be subject to the Scheme or (after the Effective Date) shall immediately be transferred to the Offeror (or as it may direct) in exchange for the same consideration as is due under the Scheme.
6.9	The Offeror reserves the right, subject to the consent of the Panel to elect at any time to implement the Acquisition by way of an Offer, whether or not the Scheme Document has been published, provided that the Offer is made in accordance with the terms and conditions set out in the Offer Announcement (with any modifications or amendments to such terms and conditions as may be required by the Panel or which are necessary as a result of a switch from the Scheme to the Offer) if:
6.9.1	the Offer will be made in accordance with the provisions of Clauses 6.10 to 6.12 (an “Agreed Switch”);
6.9.2	a third party announces a firm intention to make an offer for the issued and to be issued ordinary share capital of the Company which is recommended by the Directors of the Company; or
6.9.3	the board of the Company withdraws its unanimous recommendation of the Acquisition.
If the Offeror elects to implement the Acquisition by way of an Offer, Clause 4 shall cease to have any effect.
6.10	In the event that the Offeror elects to implement the Acquisition by way of an Offer pursuant to and in accordance with Clause 6.9.1, the Offeror shall prepare the Offer Document and shall consult the Company in relation to the preparation thereof. The Offeror agrees to submit, or procure the submission of, drafts and revised drafts of the Offer

Document to the Company for review and comment and, where necessary, to discuss any comments with the Company for the purposes of preparing revised drafts. The Offeror agrees to seek the Company’s approval of the contents of the information on the Company contained in the Offer Document before it is published, and to afford the Company sufficient time to consider such documents, in order to give its approval (such approval not to be unreasonably withheld or delayed). The Offeror shall only publish the Offer Document once the Offer Document is in a form which is satisfactory to the Offeror and the Company (both acting reasonably).
6.11	If the Offeror elects to implement the Acquisition by way of an Offer pursuant to and in accordance with Clause 6.9.1 and such Offer is to be registered under the Securities Act, Platform and the Offeror shall prepare a Registration Statement on Form S-4 with respect to the Consideration Shares to be issued in the Acquisition (the "Registration Statement") and, in the event of an Agreed Switch, the obligations of Platform and the Offeror in Clause 6.10 shall apply to the process for preparation of such Registration Statement mutatis mutandis.
6.12	In the event of an Agreed Switch:
6.12.1	the acceptance condition to the Offer (the “Acceptance Condition”) shall be set at not less than ninety (90) per cent. (or such lesser percentage as may be agreed between the parties in writing after, and to the extent necessary, consultation with the Panel, being in any case more than fifty (50) per cent.) of the Company Shares to which the Offer relates;
6.12.2	the Offeror shall not take any action that would cause the Offer not to proceed, to lapse or to be withdrawn, in each case for non-fulfilment of the Acceptance Condition prior to the 60th day after publication of the Offer Document and the Offeror shall ensure that the Offer remains open for acceptances until such time;
6.12.3	the Offeror shall ensure that, unless the parties agree otherwise in writing, the only conditions of the Offer shall be the Conditions (with any modifications or amendments to such terms as may be required by the Panel or which are necessary as a result of a switch from the Scheme to the Offer;
6.12.4	the Offeror shall keep the Company informed, on a regular basis and in any event by the next Business Day following a written request from the Company, of the number of Company Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their acceptance or withdrawal forms and the identity of such shareholders; and
6.12.5	promptly following an event or circumstance which the Offeror considers as being sufficiently material for the Panel to permit the Offeror to invoke any of the Conditions, the Offeror shall provide reasonable details of such event or circumstance.
7	Share Plan
7.1	The Offeror and the Company agree that prior to making any amendment to the existing Company Share Plan or exercising any discretion under such plan (other than discretions exercised in the ordinary course in relation to individuals leaving employment and the implementation of any amendments, or any exercise of discretion, that have been considered and resolved upon by the Company’s Remuneration Committee and fairly disclosed to Platform prior to the date hereof) the Company shall notify the Offeror if such amendment or exercise of discretion is being considered by the Company’s Remuneration Committee and the Company agrees that the Offeror shall be entitled to make representations to that Committee, which the Committee will consider prior to making any such amendment. The Offeror acknowledges that the Company’s Remuneration Committee should not be obliged to act in accordance with the Offeror’s representations.
7.2	The Company and the Offeror shall cooperate with each other to prepare, in a form agreed between the Company and the Offeror, communications to each of the participants in the Company Share Plan to enable the Offeror to satisfy its obligations under Rule 15 of the Takeover Code and to send, or arrange for the sending, of such communications to participants at such time as may be agreed between the parties.
7.3	The parties agree that the trustee of The Alent Employees’ Share Ownership Plan Trust (the “Trust”) will be requested to agree to satisfy options and awards vesting or becoming exercisable as a consequence of the Acquisition using any Company Shares held by the Trustee immediately prior to the Effective Date in priority to the Company issuing new shares to satisfy such options and awards.
8	Break Fee
8.1	By way of compensation for any loss suffered by the Company in connection with the preparation and negotiation of the Acquisition, this Agreement and any other document relating to the Acquisition, Platform undertakes to pay or procure the payment by a member of its Group (provided that such member belongs outside the European Economic Area for VAT purposes and is not required by law to make any deductions or withholdings on account of tax from a Break Fee) to the Company an amount (the “Break Fee”) in cash, in pounds, equal to £27,000,000 in the event that:
8.1.1	on the Long Stop Date, any Regulatory Condition shall not have been satisfied or waived by the Offeror, resulting in the Acquisition lapsing, terminating or being withdrawn; or
8.1.2	on or prior to the Long Stop Date, the Offeror invokes and is permitted by the Panel to invoke any Regulatory Condition resulting in the Acquisition lapsing, terminating or being withdrawn,
(each, a “Break Fee Event”), provided that:
(a)	at the time a Break Fee Event occurs, this Agreement has not been terminated pursuant to Clauses 11.1(a), 11.1(b), 11.1(c), 11.1(d), 11.1(e), 11.1(f), 11.1(g), 11.1(h) or 11.1(j), in each case other than where such termination occurs as a result of a failure to satisfy (or waive) any Regulatory Condition by the Long Stop Date or the Listing Condition; and
(b)	the relevant Break Fee Event has not been directly caused by the Company’s failure to provide (or to cause to be provided) to the Offeror, its Advisers or a Regulatory Authority (on request from such Regulatory Authority to the Company) co-operation, assistance or information reasonably requested by them for the purpose of satisfying a Regulatory Condition (which information relates to the Company and is in the possession of the Company or its Advisers) in accordance with Clause 3.5 (without prejudice, for the avoidance of doubt, to Clause 5) or the Company’s failure to make a notification or filing in the circumstances set out in

Clause 3.7; provided that, in such case, the Offeror shall have notified the Company in writing as soon as reasonably practicable following it becoming aware of any such failure by the Company to provide information or assistance or make such notification or filing and the Company shall have not have remedied any such failure within 30 days of receipt of such notice (or a shorter period, if stated in writing in such notice, as reasonably required to allow the Offeror to meet any applicable regulatory or legal deadline).
8.2	Platform shall pay or procure the payment of the relevant Break Fee by electronic bank transfer to a bank account designated by the Company within seven days of the occurrence of the Break Fee Event.
8.3	The parties to this Agreement acknowledge and agree that, at the date of this Agreement, it is not possible to ascertain the amount of the overall loss that the Company would incur as a result of a Break Fee Event and the Break Fee represents a genuine pre-estimate by the parties of the amount of the overall loss that the Company would incur as a result of such Break Fee Event.
8.4	The parties to this Agreement intend and shall use all reasonable endeavours to secure that the Break Fee is not treated for VAT purposes as consideration for a taxable supply. If, however, the Break Fee is treated by H. M. Revenue & Customs or any other Tax Authority, in whole or in part, as consideration for a taxable supply for VAT purposes, then the amount of the Break Fee shall be regarded as inclusive of any VAT.
8.5	Where the Break Fee is payable in accordance with this Clause 8, the Company’s right to receive the Break Fee shall be the sole and exclusive remedy of the Company against the Offeror or the Platform Group for any and all losses and damages incurred or suffered in connection with this Agreement and the transactions contemplated by this Agreement. For the avoidance of doubt, in no event shall the Offeror be required to pay the Break Fee more than once or pay more than one Break Fee.
9	Revisions to the Acquisition
The parties shall take all such steps as are reasonably necessary to implement any revised or amended terms of the Acquisition which are recommended by the Directors of the Company and to which the Offeror has agreed, and the provisions of this Agreement shall apply as nearly as practicable in the same way to such revised Scheme or Offer.
10	Directors’ and Officers’ Insurance
10.1	For six years after the Effective Date, the Offeror undertakes in favour of the Company and in favour of each of the directors, officers and employees of the Company and each of its subsidiary undertakings as at and prior to the date of this Agreement that the Offeror shall honour and fulfil the provisions in the Company’s and each of its subsidiary undertakings’ certificates of incorporation, articles of association or similar governing documents (and any indemnity in favour of officers, directors and employees) existing as of the date of this Agreement regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses with respect to matters existing or occurring at or prior to the Effective Date.
10.2	The Offeror acknowledges that the Company may purchase directors’ and officers’ liability insurance cover “tail” policies for both current and former directors and officers of the Company and any of its subsidiary undertakings, including directors or officers who retire or whose employment is terminated as a result of the Acquisition, for acts or omissions up to and including the Effective Date, in the form of runoff cover for a period of six years following the Effective Date. Such “tail” policies shall be with reputable insurer(s) and provide cover, in terms of amount and breadth, consistent with that provided under the Company’s directors’ and officers’ liability insurance as at the date of this Agreement.
11	Termination
11.1	Subject to Clause 11.2, this Agreement shall be terminated with immediate effect and all rights and obligations of any party under this Agreement (other than as set out in to Clause 11.2) shall cease forthwith upon the occurrence of any of the following:
(a)	if such termination is agreed to in writing between the parties at any time prior to the Effective Date or the Offer becoming or being declared unconditional in all respects (as the case may be);
(b)	the Offer Announcement is not released at or before 9.00 a.m. on 13 July 2015 (unless, prior to that time, the parties have agreed another time and date in accordance with Clause 2);
(c)	prior to the Long Stop Date, any Condition becomes incapable of satisfaction (and is either not capable of being waived or the Offeror confirms that it does not intend to waive such Condition) or is invoked in accordance with this Agreement so as to cause the Acquisition not to proceed;
(d)	upon service of written notice by the Offeror to the Company where, prior to the Long Stop Date:
(i)	the Court Meeting or General Meeting is not held by the later of:
(a)	the 22nd day after the expected date of such meetings as set out in the Scheme Document; and
(b)	the later of (i) such later date as may be agreed between the Offeror and the Company and the Court may allow and (ii) the date determined by the Panel as the earliest date for the meetings to be held;
(ii)	the Scheme is not approved by the requisite majority of the Company Shareholders at the Court Meeting or the relevant resolutions are not passed by the requisite majority of the Company Shareholders at the General Meeting;
(iii)	the Court Hearing is not held by the later of:
(a)	the 22nd day after the expected date of such hearing as set out in the Scheme Document; and
(b)	the later of (i) such later date as may be agreed between the Offeror and the Company and the Court may allow and (ii) the date determined by the Panel as the earliest date that the Scheme can become effective; or
(iv)	the Court refuses to sanction the Scheme or grant the Court Order,

and in any of the above events the Scheme lapses or the Acquisition lapses or is terminated;
(e)	(save as the parties may otherwise agree in writing) the Effective Date has not occurred on or before the Long Stop Date;
(f)	upon service of written notice by the Offeror to the Company where the Scheme Document does not include a unanimous and unconditional recommendation from the Directors of the Company that the Company Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the General Meeting;
(g)	upon service of written notice by the Offeror to the Company where the Directors of the Company withdraw, qualify or adversely modify their unanimous and unconditional recommendation that the Company Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the General Meeting;
(h)	upon service of written notice by the Offeror to the Company, if a third party announces a firm intention to make an offer for the Company which is: (A) recommended by the Directors of the Company; or (B) becomes or is declared unconditional in all respects or is completed;
(i)	upon service of written notice by the Offeror to the Company, or by the Company to the Offeror, following the occurrence of a Break Fee Event; or
(j)	on the earlier to occur of
(i)	the date on which the Acquisition (whether implemented by way of the Scheme or, pursuant to Clause 6.9, the Offer) lapses, terminates or is withdrawn; and
(ii)	the Effective Date.
11.2	Termination of this Agreement shall be without prejudice to the rights of any party that may have arisen prior to termination. Clause 1 and the whole of this Clause 11 (Termination), Clause 8 (Break Fee), Clause 10 (Directors’ and Officers’ Insurance) (but only where this Agreement is terminated pursuant to Clause 11.1(j)(ii)), Clause 14 (Notices), Clause 16 (Remedies and Waivers), Clause 18 (No Partnership) to 23 (Assignment) (inclusive) and Clauses 25 (Costs and Expenses) to 28 (Appointment of Process Agent) (inclusive) shall survive termination of this Agreement.
12	Representations and Warranties
12.1	Each of Platform and Bidco represents and warrants to the Company on the date hereof, and the Company represents and warrants to each of Platform and Bidco on the date hereof, that:
12.1.1	it has the requisite power and authority to enter into and perform this Agreement;
12.1.2	this Agreement constitutes its legal, valid and binding obligations in accordance with its terms;
12.1.3	the execution and delivery of, and performance of its obligations under, this Agreement shall not:
(i)	result in a breach of any provision of its constitutional documents;

(ii)	save as previously fairly disclosed to Platform or Bidco (in the case of the Company) or to the Company (in the case of Platform or Bidco), result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or
(iii)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.
13	Takeover Code
Nothing in this Agreement shall in any way limit the parties’ obligations under the Takeover Code and any uncontested rulings of the Takeover Panel as to the application of the Takeover Code in conflict with the terms of this Agreement shall take precedence over such terms.
14	Notices
14.1.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:
(i)	in writing;
(ii)	delivered by hand, fax, pre-paid recorded delivery, pre-paid special delivery or courier using an internationally recognised courier company.
14.1.2	A Notice to Platform shall be sent to the following address, or such other person or address as Platform may notify to the Company from time to time:
Platform Specialty Products Corporation
245 Freight Street
Waterbury, CT. 06702
Fax: (203) 575-7970
Attention:  John L. Cordani
14.1.3	A Notice to the Offeror shall be sent to the following address, or such other person or address as the Offeror may notify to the Company from time to time:
MacDermid Performance Acquisitions Ltd.
245 Freight Street
Waterbury, CT. 06702
Fax: (203) 575-7970
Attention:  John L. Cordani
14.1.4	A Notice to the Company shall be sent to the following address, or such other person or address as the Company may notify to the Offeror from time to time:
Alent plc
Forsyth Road, Sheerwater, Woking, Surrey, GU21 5RZ
Fax: +44 (0)1483 793298

Attention: Helen Barrett-Hague
Title: General Counsel and Company Secretary
14.1.5	A Notice shall be effective upon receipt and shall be deemed to have been received:
(i)	at 9.00 am on the Business Day after posting or at the time recorded by the delivery service;
(ii)	at the time of delivery, if delivered by hand or courier; or
(iii)	at the time of transmission in legible form, if delivered by fax.
15	Further Assurances
Each party shall, and shall use reasonable endeavours to procure that any necessary third party shall, at the cost of the requesting party, from time to time, execute such documents and do such acts and things as the requesting party may reasonably require for the purpose of giving the full benefit of this Agreement to the requesting party.
16	Remedies and Waivers
16.1	Save as set out in Clause 8.5, the rights and remedies provided for in this Agreement are cumulative and not exclusive of any other rights or remedies, whether provided by law or otherwise.
16.2	No failure or delay by a party in exercising any right or remedy provided under this Agreement shall operate as a waiver of it, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of it or the exercise of any other right or remedy.
16.3	Any waiver of a breach of this Agreement shall not constitute a waiver of any subsequent breach.
16.4	Without prejudice to any other rights and remedies which any party may have, each party acknowledges and agrees that damages may not be an adequate remedy for any breach by any party of the provisions of this Agreement and any party may be entitled to seek the remedies of injunction, specific performance and other equitable relief (and the parties shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this Agreement by any party and no proof of special damages shall be necessary for the enforcement by any party of the rights under this Agreement.
17	Invalidity
17.1.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.
17.1.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 17.1.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 17.1.1, not be affected.
18	No Partnership
Nothing in this Agreement and no action taken by the parties under this Agreement be deemed to constitute a partnership between the parties nor constitute any party the agent of any other party for any purpose.
19	Time of Essence
Except as otherwise expressly provided, time shall be of the essence of this Agreement both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Company and the Offeror.
20	Third Party Rights
A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.
21	Variation
No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Company, Platform and the Offeror.
22	Whole Agreement
22.1	This Agreement contains the whole agreement between the parties relating to the Acquisition at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.
22.2	Each party agrees and acknowledges that:
(i)	in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into it; and
(ii)	its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement and each of the parties waives of all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.
22.3	In Clauses 22.1 to 22.2, “this Agreement” includes the Confidentiality Agreement entered into between the parties, and dated with effect from 30 June 2015.
22.4	Nothing in this Clause 22 excludes or limits any liability for fraud.
23	Assignment
Except as otherwise expressly provided in this Agreement, no party may assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement, provided that the Offeror may, without the consent of the Company, assign the benefit of the whole or any part of this Agreement to any other corporate entity or other vehicle which is or may become the offeror for Code purposes and in such case the Offeror shall procure that such other corporate entity or other vehicle shall assume the obligations of the Offeror hereunder.
24	Announcements
24.1	Subject to Clause 24.2 and unless the recommendation of the Directors of the Company has been withdrawn, modified or qualified, the Offeror and Platform will allow the Company reasonable opportunity to provide comments on any announcement in relation to the Acquisition or any ancillary matter contemplated by this Agreement and shall take into account any reasonable comments on such announcement.
24.2	A party may make such announcements as are required by:
24.2.1	the law of any relevant jurisdiction; or
24.2.2	court order; or
24.2.3	any securities exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including (without limitation) the Financial Conduct Authority (“FCA”), the London Stock Exchange, the New York Stock Exchange and the Panel whether or not the requirement has the force of law, in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents and timing of such announcement and the extent of the required disclosure with the other party before making such announcement.
24.3	Subject to Clause 24.1, the Offeror and/or Platform shall allow the Company, and the Company shall allow the Offeror and/or Platform, reasonable opportunity to provide comments on any announcement or communication to Company Shareholders, employees, optionholders or trustees of the Company pension scheme in connection with the Acquisition, and shall take into account the Company’s reasonable comments on such announcement or communication.
25	Costs and Expenses
Each party shall bear all costs incurred by it in connection with the preparation, negotiation and entry into this Agreement.
26	Counterparts
This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.
27	Governing Law and Submission to Jurisdiction
27.1	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.
27.2	Each of the Offeror, Platform and the Company irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and that accordingly any proceedings arising out of or in connection with this Agreement shall be brought in such courts.
28	Appointment of Process Agent
28.1.1	Platform hereby irrevocably appoints Trusec Limited of One Lambs Passage, EC1Y 2BB as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by Platform.
28.1.2	Platform agrees to inform the Company in writing of any change of address of such process agent within 28 days of such change.
28.1.3	If such process agent ceases to be able to act as such or to have an address in England, Platform irrevocably agrees to appoint a new process agent in England acceptable to the Company and to deliver to the Company within 14 days a copy of a written acceptance of appointment by the process agent.
28.1.4	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.
In witness whereof this Agreement has been executed as a deed on the date stated at the beginning.

SIGNED as a DEED by ALENT PLC acting by /s/ Andrew Heath a Director in the presence of: /s/ Dominic Anderson

Name: Dominic Anderson
Address: 31/56 De Beauvoir Crescent, London, N1 5TF, U.K.
Occupation: Solicitor
SIGNED as a DEED by MACDERMID PERFORMANCE ACQUISITIONS LTD acting by /s/ Daniel H. Leever a Director in the presence of /s/ John L. Cordani

Name: John L. Cordani
Address: 245 Freight Street, Warterbury, CT, 06702, U.S.A.
Occupation: Attorney

SIGNED as a DEED by
PLATFORM SPECIALTY
PRODUCTS CORPORATION
acting by
/s/ Daniel H. Leever

who, in accordance with the
laws of the territory in which
Platform Specialty Products
Corporation is incorporated, is
acting under the authority of
Platform Specialty Products
Corporation